FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2008

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

June 9, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX OPTIONS TWO PROPERTIES IN BRITISH COLUMBIA

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has entered into separate Option Agreements with Eastfield Resources Ltd. (TSX.V:ETF) whereby it can earn up to a 60% interest in two exploration properties located in British Columbia, Canada.

The Indata Gold/Copper Property encompasses 3,060 hectares located 1 ½ hr by truck north of the Town of Fort St. James in North Central B.C.  There are two exploration targets on the property.  The first is structurally controlled precious metal veins and the second is Porphyry Copper.  Analogues for the precious metal veins include the Motherlode System in California in which the Pinchi fault system represents a crustal suture comparable to the Melones fault.  Serpentinized ultramafic intrusions and a comparable suite of pathfinder elements lend themselves to this comparison.  A review of 24 diamond drill intercepts in the precious metal target indicates that the average vein intercept is 1.54 metres wide with an average grade of 8.41 g/tonne gold and 52.43 g/tonne silver including one very high grade intercept of 46.26 g/t gold and 2.00 g/t silver over 4 metres.  Eastfield and its partners have expended approximately $2.1 million to date on the Indata property.

MAX can earn a 60% interest in the Indata property over a three year period by making cash payments totaling $120,000 ($10,000 on signing), issuing up to 300,000 shares (50,000 shares in the first year) and by completing exploration expenditures of $1.15 million over a three year period. The agreement is subject to acceptance for filing by the TSX Venture Exchange and availability of drilling permits and a drilling contractor.

MAX plans to conduct a drill program at Indata during 2008 to test for mineralized extensions to or beneath the historical significant drill intercepts.   These include the following:

1)

Drill hole 88-11, drilled in 1988, which intersected 4 metres of altered and weakly chalcedonic veined ultramafic grading 46.2 g/t gold over 4 metres. A new vertical hole to a depth of 200 metres is proposed and will be collared immediately to the east of 88-11.  Further precious metal targets have been identified by geochemical soil surveys carried out by the previous operators, the most recent of which was conducted in 2007. The robust gold and multi-element soil anomaly developed in 2007 will require an induced polarization surveying to detail this target prior to trenching or drilling.

2)

Hole 98-04, drilled in 1998 in the porphyry copper target intersected 145 metres grading 0.20% copper with the bottom 24 metres grading 0.37% copper.  This could represent an early indication that copper mineralization may be increasing with depth. The drill area is spatially related to a coincident magnetic high and circular feature observed on satellite imagery.  Drilling has not effectively tested this feature to depth and on its northern extremity.  A strong and relatively cohesive soil copper anomaly exists for at least 1,500 metres to the south of the known porphyry copper mineralization. This remains largely untested and shows promise of a large untested anomaly.

The Howell Gold Project is comprised of 4,376 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.  Eastfield has the right to earn a 100% interest in the Howell property through an amended 1999 option agreement with Teck Cominco Metals Limited (“TCML”) and Goldcorp Inc. (“GI”) whereby outstanding commitments include a final exploration expenditure totaling $423,759 and cash payments of $100,000 to each of TCML and GI due by August 31, 2010.

MAX can earn a 60% interest in the Howell project over a three year period by making cash payments totaling $120,000 to Eastfield ($10,000 on signing), issuing 250,000 shares (50,000 shares in the first year) and by completing exploration expenditures of $1.25 million.  In addition, in order to maintain its option, MAX will also be responsible for its portion of the $200,000 payment due to GI and TCML by August 31, 2010 pursuant to Eastfield’s underlying agreement with them.   The agreement is subject to acceptance for filing by the TSX Venture Exchange, Max delivering certain covenants to GI and TCML and availability of drill permits and a drilling contractor.

The Howell Creek property is underlain by a thick sequence of Paleozoic limestones and sedimentary rocks and older Proterozoic sediments.  Mid-Cretaceous intrusions occurring as sills, dykes, plugs and diatremes intrude these units.  Gold mineralization occurs disseminated in limestone and with quartz stockworks in syenite intrusives and Proterozoic sediments.  Prior drilling has included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.  A diamond drill hole from 2006, collared to the west of the surface expression of the important Palaeozoic limestone, penetrated a near surface fault and intersected 43 metres grading 0.42 g/t gold to the bottom of the hole at 66 metres.  Hole HW-606 effectively expands the prospective area for the target model.  The last sample in this hole graded 0.44 g/t gold indicating a need to drill deeper and test the target along strike.

Exploration at Howell has included 6,197 metres of drilling in 49 holes.  Several holes have also intersected significant “manto style” silver-lead-zinc intercepts in limestone.  These include 15.3 g/t silver , 0.40% lead and 2.40% zinc over 7.5 metres and 51.5 g/t silver, 1.98% lead, 1.87% zinc, and 0.32 g/t gold  over 7.6  metres.  Hole HRC-15, with a 7.6 metre intercept grading 51.5 g/t Ag, 1.98% Pb, 1.87% Zn, and 0.32 g/t Au in dolomite, is located on the eastern edge of the drill grid.  These intercepts represent Carbonate Replacement Deposit (CRD) style mineralization which has not been actively explored at Howell in past exploration efforts.

MAX plans to conduct drilling at Howell during 2008 to continue expand the carbonate limestone hosted mineralization in the vicinity of  HRC-25, H-02-1, H-02-3 and HW-606  In addition, MAX has plans to drill at least one new hole to the east of hole HRC-15 where CRD style mineralization has been identified.

Mr. Clancy J. Wendt, P.Geo, has acted as the qualified person as defined in National Instrument 43-101 for the purpose of the release of the technical information contained herein.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

June 16, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX ENGAGES GATEWAY SECURITIES FOR CORPORATE FINANCE SERVICES

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has engaged Gateway Securities Inc. (“Gateway”) as corporate finance advisor, on a non-exclusive basis, subject to acceptance for filing by the TSX Venture Exchange.

Gateway has been retained for a twelve month period at $5,000 per month plus reimbursement of approved expenses.   MAX has also agreed to issue 250,000 non-transferrable warrants to Gateway, with each warrant exercisable to purchase one common share of the Company at an exercise price of $0.40 for a two year period, subject to monthly vesting over a one year period.

Gateway Securities Inc. is a Vancouver, B. C. based investment dealer that provides a broad range of investment related services to both its individual and corporate clients.  Their primary focus is providing investment advisory, trade execution, research, capital raising and corporate advisory services as they relate to the venture markets.  Gateway Securities is a member of the Investment Industry Regulatory Organization of Canada, the Canadian Investor Protection Fund, the Investment Industry Association of Canada, a participating organization of the Toronto Stock Exchange, a Member of TSX Venture Exchange and a Government Securities Distributor for the Bank of Canada.

“We are very pleased to be working with Gateway as we begin the 2008 exploration season, while continuing to review potential acquisitions and joint venture opportunities.  We are confident that Gateway will provide the additional resources we need to implement our growth strategy while we focus on maximizing shareholder value from our existing assets” stated Stuart Rogers, the President of MAX Resource Corp.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

June 17, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX BEGINS DRILL PROGRAM AT GOLD HILL MOLYBDENUM PROJECT, ALASKA

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce that drilling has commenced at Gold Hill in Alaska, following up on a five hole drill program MAX conducted in 2007 that intersected significant molybdenum mineralization (MoS2) over long intervals starting at surface and ending in mineralization at depth in four of the holes.

MAX’s 2007 drill program was testing a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering at least a 700 by 800 meter area.  Highlights from the 2007 drill program included:

DH-07-01 - 250 feet of 0.080% MoS2

DH-07-03 - 1000 feet of 0.058% MoS2 (including 45 feet of 0.18% MoS2)

DH-07-04 - 250 feet of 0.0603% MoS2

DH-07-05 - 352 feet of 0.0706% MoS2

This first drill hole of the 2008 program will test the zone to the east of drill hole DH-07-05 and examine the continuation of the high grade mineralization encountered in drill hole DH-07-01 and under drill hole DH-07-03.

Drill hole DH-07-05 was an angled drill hole designed to test across the mineralization that was intersected in drill holes DH-07-02 and DH-07-03.  The hole did not cut the entire interval and mineralization was visibly increasing at the bottom of the drill hole as it neared the projection of the main zone.  This hole will be continued this drill season.

Prior drilling reported by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd.) at Gold Hill in the 1970’s included drill hole DDH 77-2, which intersected quartz-molybdenum +/- copper grading 536 feet of 0.048% MoS2, starting at surface, with a higher grade interval from 350-500 of 0.094% MoS2.   Their drilling never tested the significant magnetic anomaly that coincides with the mineralization or the surrounding sedimentary rocks.  Further, six of these drill holes, which will be tested this year, bottomed in mineralization and were never drilled to test the contact between the magnetic intrusive and the sedimentary host. The deepest drill hole during this time was one 500 foot angle drill hole drilled oblique to the strike of the sediments.

The Gold Hill property comprises 8,520 acres located approximately 212 miles north northeast of Anchorage and is accessible to within five air miles of the property by the all-weather unpaved Denali Highway (State Highway 8).

A National Instrument 43-101 Geological Report was completed on the Gold Hill project in July 2004 and can be viewed on SEDAR or at www.maxresource.com.  The historic information provided in this news release is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon. There are no resources and reserve estimates relating to the Claims and the original target estimate by Dome and Cities Service is historical in nature, has not been verified by the issuer’s qualified person, may not be relevant and should not be relied upon.

Clancy J. Wendt, P. Geo., has acted as the qualified person for this disclosure, as defined in NI 43-101, and has supervised the preparation of the technical information in this news release.

About MAX Resources

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com    www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   July 8, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director